SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Inozyme Pharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45790W108

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

July 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45790W108	13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners X, L.P. (“SVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,280,308 shares, except that Sofinnova Management X, L.P. (“SM X LP”), the general partner of SVP X, may be deemed to have sole voting power, Sofinnova Management X-A, L.L.C. (“SM X LLC”), the general partner of SM X LP, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi”), the managing members of SM X LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,280,308 shares, except that SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,280,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 45790W108	13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X, L.P. (“SM X LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,280,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 45790W108	13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X-A, L.L.C. (“SM X LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,280,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.9%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 45790W108	13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,280,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 45790W108	13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Katabi, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

4,280,308 shares, all of which are owned directly by SVP X.  SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,280,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 45790W108	13D	Page 7 of 14

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D that was initially filed on March 4, 2021 (the “Original Schedule 13D”). This Amendment No. 1 relates to the beneficial ownership of Common Stock, $0.0001 par value per share (“Common Stock”) of Inozyme Pharma, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by Sofinnova Venture Partners X, L.P., a Delaware limited partnership (“SVP X”), Sofinnova Management X, L.P., a Delaware limited partnership (“SM X LP”), Sofinnova Management X-A, L.L.C., a Delaware limited liability company (“SM X LLC”), Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi” and collectively with SVP X, SM X LP, SM X LLC, and Healy, the “Reporting Persons”). This Amendment No. 1 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons due to dilution caused by the Issuer’s additional sales of Common Stock from time to time since the date of the filing of the Original Schedule 13D. The Issuer reported outstanding Common Stock in the Issuer’s Form 424B5 (File No. 333-258702) filed on July 28, 2023 causing a decrease in aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

(a)            The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)            The Issuer’s principal executive offices are located at 321 Summer Street, Suite 400, Boston, Massachusetts 02210.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            The persons and entities filing this Schedule 13D are SVP X, SM X LP, SM X LLC, Healy and Katabi. SM X LP, the general partner of SVP X, and SM X LLC, the general partner of SM X LP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by SVP X. Dr. Michael F. Powell, a reporting person on the Original Schedule 13D, is no longer a managing member of SM X, and accordingly, is no longer a reporting person on this Amendment No. 1.

(b)            The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)            The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, the principal business of SM X LP is to serve as the general partner of SVP X, and the principal business of SM X LLC is to serve as the general partner of SM X LP. Healy and Katabi are the managing members of SM X LLC.

(d)            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP X is a Delaware limited partnership. SM X LP is a Delaware limited partnership. SM X LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 22, 2019, SVP X purchased 5,944,056 shares of Series A-2 Convertible Preferred Stock (the “Series A-2 Shares”) from the Issuer at a purchase price of $1.43 per share, or $8,500,000 in the aggregate. On June 5, 2020, SVP X purchased an additional 5,944,056 Series A-2 Shares from the Issuer at a purchase price of $1.43 per share, or $8,500,000 in the aggregate. In connection with the Issuer’s initial public offering of Common Stock (the “Offering”), the Issuer’s Series A-2 Shares automatically converted into shares of Common Stock on a 7.4730-for-one basis.

CUSIP NO. 45790W108	13D	Page 8 of 14

In connection with the Offering, SVP X purchased 437,500 shares of Common Stock from the Issuer at a purchase price of $16.00 per share, or $7,000,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on July 24, 2020 with the Securities and Exchange Commission (the “Prospectus”).

The Issuer filed a Prospectus Supplement pursuant to Rule 424(b)(5) on April 14, 2022 with the Securities and Exchange Commission (the “2022 Prospectus Supplement”) that details the Issuer’s offering of 16,276,987 shares of Common Stock (the “2022 Follow-on Offering”).

In connection with the 2022 Follow-on Offering, SVP X purchased 1,627,000 shares of Common Stock at a purchase price of $3.69 per share, or $6,003,630.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the 2022 Prospectus Supplement.

The Issuer filed a Prospectus Supplement pursuant to Rule 424(b)(5) on July 28, 2023 with the Securities and Exchange Commission (the “2023 Prospectus Supplement”) that details the Issuer’s offering of 12,500,000 shares of Common Stock (the “2023 Follow-on Offering”).

In connection with the 2023 Follow-on Offering, SVP X purchased 625,000 shares of Common Stock at a purchase price of $4.80 per share, or $3,000,000.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the 2023 Prospectus Supplement.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)     Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 61,760,748 shares of Common Stock reported to be outstanding as of November 1, 2023 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

CUSIP NO. 45790W108	13D	Page 9 of 14

(c)         Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)         Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)         Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP X has agreed that, without the prior written consent of BofA Securities, Inc, Cowen and Company, LLC and Piper Sandler & Co., on behalf of the Issuer’s underwriters, it will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the Prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or with respect to which it has beneficial ownership within the rules and regulations of the Securities and Exchange Commission. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-239648), and such description is incorporated herein by reference.

SVP X is a party to a Second Amended and Restated Investors’ Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Second Amended and Restated Investors’ Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Second Amended and Restated Investors’ Rights Agreement dated as of November 9, 2018 is more fully described in the Prospectus and was filed as Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239648), and such description is incorporated herein by reference.

In connection with the 2022 Follow-on Offering, SVP X has agreed that, without the prior written consent of Jefferies LLC and Cowen and Company, LLC, on behalf of the Issuer’s underwriters, it will not, subject to limited exceptions, during the period ending 90 days after the date set forth on the 2022 Prospectus Supplement, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, whether now owned or hereinafter acquired, owned directly or with respect to which it has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the 2022 Prospectus Supplement and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-39397) filed on April 19, 2022, and such description is incorporated herein by reference.

In connection with the 2023 Follow-on Offering, SVP X has agreed that, without the prior written consent of BofA Securities, Inc, Cowen and Company, LLC and Piper Sandler & Co., on behalf of the Issuer’s underwriters, it will not, subject to limited exceptions, during the period ending 60 days after the date set forth on the 2023 Prospectus Supplement, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, whether now owned or hereinafter acquired, owned directly or with respect to which it has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the 2023 Prospectus Supplement and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-39397) filed on July 28, 2023, and such description is incorporated herein by reference.

CUSIP NO. 45790W108	13D	Page 10 of 14

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239648) is incorporated herein by reference.
EXHIBIT D	Second Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239648) is incorporated herein by reference.
EXHIBIT E	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-39397) filed on April 19, 2022, and such description is incorporated herein by reference.
EXHIBIT F	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-39397) filed on July 28, 2023, and such description is incorporated herein by reference.

CUSIP NO. 45790W108	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 45790W108	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239648) is incorporated herein by reference.
D	Second Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 10.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239648) is incorporated herein by reference.
E	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-39397) filed on April 19, 2022, and such description is incorporated herein by reference.
F	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-39397) filed on July 28, 2023, and such description is incorporated herein by reference.

CUSIP NO. 45790W108	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Inozyme Pharma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 16, 2024

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 45790W108	13D	Page 14 of 14

EXHIBIT B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.